UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Black Box Corporation

(Name of Subject Company (Issuer))

Host Merger Sub Inc.

(Offeror)

a wholly owned subsidiary of

BBX Inc.

(Parent of Offeror (Other Person))

a wholly owned subsidiary of

BBX Main Inc.

(Other Person)

a wholly owned subsidiary of

AGC Networks Pte. Ltd.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, $0.001 PAR VALUE	091826107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

AGC Networks Pte. Ltd.

c/o AGC Networks Inc.

222 W. Las Colinas Blvd.

Suite 200, North Tower

Irving, TX 75039 USA

Telephone No.: (214) 258 1600

Facsimile No.: (214) 445 4099

Email: legal.us@agcnetworks.com

Attention: Mike Carney

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Alston & Bird LLP

1201 W. Peachtree Street, Suite 4900

Atlanta, Georgia 30309

Telephone No.: (404) 881-7758

Facsimile No.: (404) 253-8758

Email: Justin.howard@alston.com

Attention: Justin R. Howard

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$16,456,522*	$1,994.53**

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying the offer price of $1.08 per share by 15,237,521 shares, which is the estimated maximum number of shares of Black Box Corporation (the “Shares”) that may be acquired in this tender offer (representing 15,237,521 shares of common stock, par value of $0.001 per share issued and outstanding, and excluding (i) 11,788,360 shares of common stock, $0.001 par value per share of Black Box held in the Company’s treasury, (ii) 3,121,615 shares of Company Common Stock reserved for issuance under the Black Box stock plans in respect of outstanding and future awards, (iii) 2,696,340 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company’s stock options, (iv) 182,211 shares of Company Common Stock reserved for issuance under outstanding Company restricted unit awards and (v) 243,064 shares of Company Common Stock reserved for issuance under outstanding Company performance share awards (assuming target level of performance)). The foregoing share figures have been provided by the issuer to the offerors and are as of November 20, 2018, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and in accordance with the figure issued by the Securities and Exchange Commission effective October 1, 2018, by multiplying the Transaction Valuation by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [n/a]	Filing Party: [n/a]
Form or Registration No.: [n/a]	Date Filed: [n/a]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer Host Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BBX Inc., a Delaware corporation (“BBX Intermediate”) and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of AGC Networks Pte Ltd., a private limited liability company organized and existing under the laws of Singapore (“AGC Networks,” and collectively with Purchaser, BBX Intermediate and Parent, the “Parent Entities”), is offering to purchase any and all issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Black Box Corporation, a Delaware corporation (“Black Box” or the “Company”), at a price of $1.08 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Defined terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

The name of the subject company and the issuer of the securities to which this Schedule TO relates is Black Box Corporation, a Delaware corporation. Black Box’s principal executive offices are located at 1000 Park Drive Lawrence, PA 15055-1018. Black Box’s telephone number at such principal executive offices is 724-746-5500.

(b)

This Schedule TO relates to the issued and outstanding Shares of Company. Company has advised Parent, Purchaser, BBX Intermediate and AGC Networks that, as of November 5, 2018, there were (i) no shares of Company Preferred Stock issued and outstanding, (ii) 15,237,521 Shares issued and outstanding, (iii) 11,788,360 shares of common stock, $0.001 par value per share of Black Box (“Company Common Stock”) held in the Company’s treasury, (iv) 3,121,615 shares of Company Common Stock reserved for issuance under the Black Box stock plans in respect of outstanding and future awards, (v) 2,696,340 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options, (vi) 182,211 shares of Company Common Stock reserved for issuance under outstanding Company RSU Awards and (vii) 243,064 shares of Company Common Stock reserved for issuance under outstanding Company Performance Share Awards (assuming target level of performance).

(c)	The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

(e)	The information set forth in Section 9 – “Certain Information Concerning Parent, BBX Intermediate, Purchaser, AGC Networks” of the Offer to Purchase is incorporated herein by reference.

(f)	The information set forth in Section 9 – “Certain Information Concerning Parent, BBX Intermediate, Purchaser, AGC Networks” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser, Parent, BBX Intermediate and AGC Networks. The information set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and AGC Networks” of the Offer to Purchase and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser, Parent and AGC Networks,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for Company; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Sections 6, 7, 11 and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration,” “Purpose of the Offer and Plans for Company; Merger Agreement and Other Agreements” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Sections 10, 11 and 12 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Company; Merger Agreement and Other Agreements” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser, Parent, BBX Intermediate and AGC Networks” and “Purpose of the Offer and Plans for Company; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 17 —“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Company; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	Not applicable.

(a)(2)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Company; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 21, 2018
(a)(1)(B)	Form of Letter of Transmittal (including Form W-9, Form W-8BEN and Form W-8BEN-E, and instructions for completing such forms)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Newspaper Advertisement to be published in The New York Times.

(a)(5)(A)	Joint Press Release, issued November 11, 2018, by Black Box Corporation and AGC Networks Limited (incorporated by reference to Exhibit 99.1 to the Black Box Corporation’s Form SC TO-C filed with the SEC on November 13, 2018).

(a)(5)(B)	Press Release, issued November 21, 2018, by AGC Networks Limited.

(b)	Debt Commitment Letter dated November 11, 2018 from Pathlight Capital LLC and Encina Business Credit, LLC to BBX Inc. and AGC Networks Pte. Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2018, by and among Black Box Corporation, Host Merger Sub Inc., BBX Main Inc., BBX Inc., and AGC Networks Pte Ltd. (incorporated by reference to Exhibit 2.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(d)(2)	Confidentiality Agreement, dated as of April 16, 2018, by and between AGC Networks Inc. and Raymond James & Associates, Inc., for itself and as a Representative and on behalf of Black Box Corporation.

(d)(3)	Expense Reimbursement Agreement effective as of July 14, 2018, by and between Black Box Corporation and AGC Networks, Inc. (incorporated by reference to Exhibit (e)(6) to Black Box Corporation’s Schedule 14D-9 filed with the SEC on November 21, 2018).

(d)(4)	Limited Guarantee, dated as of November 11, 2018 by and between Essar Telecom Limited in favor of Black Box Corporation (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(d)(5)	Equity Commitment Letter, dated as of November 11, 2018, by and between Essar Telecom Limited and BBX Main Inc.

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 21, 2018

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9, Form W-8BEN and Form W-8BEN-E, and instructions for completing such forms)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Newspaper Advertisement to be published in The New York Times.

(a)(5)(A)	Joint Press Release, issued November 11, 2018, by Black Box Corporation and AGC Networks Limited (incorporated by reference to Exhibit 99.1 to the Black Box Corporation’s Form SC TO-C filed with the SEC on November 13, 2018).

(a)(5)(B)	Press Release, issued November 21, 2018, by AGC Networks Limited.

(b)	Debt Commitment Letter dated November 11, 2018 from Pathlight Capital LLC and Encina Business Credit, LLC to BBX Inc. and AGC Networks Pte. Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2018, by and among Black Box Corporation, Purchaser, Parent, BBX Intermediate and AGC Networks (incorporated by reference to Exhibit 2.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(d)(2)	Confidentiality Agreement, dated as of April 16, 2018, by and between AGC Networks Inc. and Raymond James & Associates, Inc., for itself and as a Representative and on behalf of Black Box Corporation.

(d)(3)	Expense Reimbursement Agreement effective as of July 14, 2018, by and between Black Box Corporation and AGC Networks, Inc. (incorporated by reference to Exhibit (e)(6) to Black Box Corporation’s Schedule 14D-9 filed with the SEC on November 21, 2018).

(d)(4)	Limited Guarantee, dated as of November 11, 2018 by and between Essar Telecom Limited in favor of Black Box Corporation (incorporated by reference to Exhibit 10.2 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on November 13, 2018).

(d)(5)	Equity Commitment Letter, dated as of November 11, 2018, by and between Essar Telecom Limited and BBX Main Inc.

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

AGC NETWORKS PTE LTD.

By:	/s/ Deepak Bansal
Name: Deepak Bansal
Title: Authorized Representative

By:	/s/ Sanjeev Verma
Name: Sanjeev Verma
Title: Authorized Representative

BBX MAIN INC.

By:	/s/ Michael Carney
Name: Michael Carney
Title: Secretary and Treasurer

BBX INC.

By:	/s/ Michael Carney
Name: Michael Carney
Title: Secretary and Treasurer

HOST MERGER SUB INC.

By:	/s/ Michael Carney
Name: Michael Carney
Title: Secretary and Treasurer